December 2, 2024

Mark C. Winmill
Chief Executive Officer
Global Self Storage, Inc.
3814 Route 44
Millbrook, NY 12545

        Re: Global Self Storage, Inc.
            Registration Statement on Form S-3
            Filed November 22, 2024
            File No. 333-283417
Dear Mark C. Winmill:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at 202-551-3269 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    Jason D. Myers, Esq.